FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

• July 26th 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒	FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐	NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains:

25 MAY 2003: TPG ANNOUNCES INITIAL INVESTMENT OF €36M TO EXPAND LIÈGE AIR HUB

7 JUNE 2003: CONSIDERABLE LOGISTICS IMPROVEMENTS POSSIBLE IN HEALTHCARE SECTOR - TPG CEO PETER BAKKER PRESENTS ‘BETTER FASTER’ REPORT TO MINISTER HOOGERVORST

8 JUNE 2004: TNT MAIL UK TEAMS UP WITH EXPRESS DAIRIES TO DELIVER MAIL IN UK - TNT MAIL ANNOUNCES SECOND STRAND IN ITS UK STRATEGY

11 JUNE 2004: TPG ACQUIRES GLOBAL FREIGHT FORWARDER WILSON

21 JUNE 2004: TPG INTENDS TO MAINTAIN CONSUMER STAMP PRICE AT 39 CENTS UNTIL 2007 - DESPITE SETTING ASIDE OF ADMINISTRATIVE DECISION TARIFF FREEZE

30 JUNE 2004: TPG POST AND RABOBANK INTRODUCE NEW WAY OF RECEIVING AND PAYING BILLS - BILLS AND GIRO SLIPS DIGITALLY PROCESSED WITH INTERNET BANKING

14 JULY 2004: TPG BUYS OUT TURKISH LOGISTICS JOINT VENTURE PARTNER KOC

16 JULY 2004: TPG AND ESSENT JOIN FORCES IN CUSTOMER CONTACT

25 May 2003

TPG ANNOUNCES INITIAL INVESTMENT OF €36M TO EXPAND LIÈGE AIR HUB

TNT Express, the express division of TPG N.V., has today announced a €36 million investment plan to expand capacity and upgrade facilities at its European air hub in Liège, Belgium.

This initial investment – to be completed by the end of 2005 – is part of a six- year programme expected to total €94m.  It will create 245 new jobs by 2010 and confirms the company’s strong commitment to the Liège area.

The €36m phase 1 investment will include:

• an increase in hub sortation space from 28.000 m² to 56.000 m²

• extended office space and car parking

• re-engineering of sortation systems to improve speed and efficiency

• improved facilities for staff

Phases 2 & 3, expected to be worth €58m include:

• new sortation equipment in the extended hub facility

• increased air container throughput

• modernisation of equipment in the current hub facility

• a new maintenance workshop

• further improvements to information systems, security, power generation and fire protection systems

Explaining the rationale behind the investment decision, Christian Drenthen, Managing Director TNT Worldwide Networks, said:

“When we moved to Liège we provided connectivity to 46 airports in Europe, the current network already comprises 65 airports and we are now processing 20% more aircraft containers than we were just 18 months ago. TNT’s hub in Liège is the backbone of the company’s European air operations and this investment confirms our strong commitment to a region in which TNT is already the largest employer. Our investment will improve transit times for our growing customer base and further increase the percentage of consignments delivered on time and in perfect condition.”

Notes to the editor:

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 162,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of € 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

7 June 2003

CONSIDERABLE LOGISTICS IMPROVEMENTS POSSIBLE IN HEALTHCARE SECTOR

TPG CEO PETER BAKKER PRESENTS ‘BETTER FASTER’ REPORT TO MINISTER HOOGERVORST

Today, TPG CEO Peter Bakker presented the report ‘Better Care for Less’ to the Minister of Health, Welfare and Sport Hans Hoogervorst and to the Dutch Hospital Association (NVZ) and the Order of Medical Specialists. At the request of the minister and the hospitals, under the Better Faster project TPG has investigated the healthcare sector from its professional logistics point of view.

The report shows that logistics improvements can go hand-in-hand with major improvements in quality: patients needing to visit the hospital less frequently and once there not having to wait as long before, during and after the treatment. The patients can furthermore count on receiving more attention from the nurses and doctors. The logistics improvements will also result in efficiency savings of between 20 and 25%.

The recommendations have been outlined in a vision paper in which the problem areas are identified and proposals for the improvement of the logistics processes in healthcare are presented. The report also provides a number of practical success stories. The report covers patient logistics, goods logistics and medicine logistics.

Patient logistics can be improved substantially by putting the patient first and applying a ‘pull system’. Significant timesaving can be achieved by quickly identifying whether a patient will require less or more than a ‘standard treatment’. From healthcare professionals and in TPG’s own experience in comparable logistics processes it has emerged that in 60 to 80% of the cases a standard treatment is required. In this sort of system the patient knows sooner what the situation is, the curative care professionals gain a better understanding of the processes and the chance of mistakes is minimised. The result: motivated employees who feel encouraged to work towards improving the system and who are rewarded when this is achieved.

As long as the set conditions have been met, the anticipated efficiency savings of 20 to 25% (two to two and a half billion euros per year) can be achieved within three to five years. These conditions include the proper assessment and registration of treatments, making this information available to all parties concerned and the inclusion of positive incentives that really stimulate healthcare workers to discover improvements.

Goods logistics can be improved quite simply by clearly setting out the responsibilities for purchasing. By combining purchasing volumes and storing the separate stock in a central warehouse, which would be managed by a specialised party, there would be a potential efficiency saving of 150 million euros to be gained.

And finally, medicine logistics can be improved significantly by opting for direct distribution of medicine for chronic users. In this proposal, on the basis of the anticipated demand from the patients, the health insurers purchase the medicine directly from a pharmaceutical company. Using an electronic prescription system, the doctor can register which medicine a patient needs. The medicine is then prepared in a central warehouse and delivered to the patient directly. By reorganising the logistics process in this manner, efficiency savings of 700 to 850 million euros per year could be expected, a saving that could be achieved in two to three years.

TPG has been working on this report for about three months. During this time the company has consulted numerous organisations involved in curative care. These consultations have made a major contribution to the substance of this report. The report can be found in its entirety at www.tpg.nl and www.snellerbeter.nl.

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 162,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of EUR 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

8 June 2004

TNT Mail UK teams up with Express Dairies to deliver mail in UK

TNT Mail announces second strand in its UK strategy

Mail and logistics company TPG N.V.’s UK subsidiary TNT Mail has signed a two-year agreement with Express Dairies, a trading division of Arla Foods UK plc, the UK’s leading dairy company, which will see Express Dairies delivering addressed heavier weight letters and packets for TNT Mail’s customers.

The agreement with Express Dairies enables TNT Mail to deliver large non-time sensitive mail items to over six million UK households.  The partnership will offer businesses a service for large bulk letters and heavier addressed packages.

Notes to the editor:

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 163,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of € 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

11 June 2004

TPG ACQUIRES GLOBAL FREIGHT FORWARDER WILSON

Mail, express and logistics company TPG N.V. has announced today the acquisition of the Swedish-based global freight forwarding company Wilson Logistics Group from Nordic Capital. The purchase price is approximately SEK 2.35 billion (EUR 257 million) and will be financed from cash reserves. In line with the strategy of TPG’s division TNT Logistics, this acquisition is TNT’s first major step into global freight forwarding and further strengthens its position as a leading logistics and express service provider.

Wilson has a strong global freight forwarding operation in 28 countries. With revenues of approximately EUR 714 million in 2003 and more than 2000 employees, the acquisition of Wilson will add to TNT’s existing freight forwarding capabilities located within the Express and Logistics divisions.

The move reinforces TNT’s firm foothold in key sectors such as automotive, electronics, hi tech and FMCG. By bringing on board Wilson’s strong management team, TNT gains industry specific know-how, access to state-of-the-art proprietary IT systems in freight forwarding, as well as access to a broad global client base.

By acquiring Wilson’s freight forwarding capabilities, TNT will be able to offer its existing contract logistics clients the full array of supply chain management services, now including air freight, sea freight and combined sea/air freight. The broadening of key strengths is expected to attract new clients in the contract logistics business.

Wilson will form the platform for freight forwarding within TNT Logistics. The ongoing commitment of Wilson’s senior management has been secured. Management will work closely with TNT to integrate this new freight forwarding capability into its total service offering.

TPG has identified opportunities to boost revenues - cross selling and new business wins - and secure operational synergies, mainly through capitalising on combined purchasing power in air transportation.

Freight forwarding will stimulate further growth for TPG. While the Wilson freight forwarding business is asset-light, it has a history of strong growth and good prospects. By adding a dedicated unit in freight forwarding, TPG is expected to grow faster in its key sectors and markets in both freight forwarding and logistics.

Peter Bakker, CEO of TPG, says that: “This acquisition is TPG’s first major step in extending our capabilities into the global freight forwarding industry. As a global player, Wilson offers stable operations and a comprehensive air and seafreight network across 28 countries. Its excellent reputation as an efficient and reliable freight forwarder is extremely important. With relatively low capital demands, the move is good news for TPG’s clients and shareholders alike.”

Henrik von Sydow, CEO of Wilson Logistics Group adds: “We believe that the strength in leverage, geographical reach and service scope that TNT brings, in particular through its Logistics and Express divisions, adds to the competitive edge of Wilson. This will enable us to fast track our growth, moving us to the next level. The strategic fit for both Wilson and TNT in joining forces is truly compelling.”

This acquisition is subject to the approval by the relevant competition authorities and is expected to close in the third quarter of this year.

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 163,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of €11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

21 June 2004

TPG INTENDS TO MAINTAIN CONSUMER STAMP PRICE AT 39 CENTS UNTIL 2007

Despite setting aside of administrative decision tariff freeze

The Minister of Economic Affairs has informed TPG that he has granted TPG’s  appeal to the temporary tariff freeze. The Minister said that there is no sufficient legal basis for the tariff freeze decided in the Postal Law. This sets aside the administrative decision, which stipulated that the individual rates for mandatory postal services covered by the price control system in force at the time, could not be increased until 1 January 2005. The Minister proposed in his Postal Vision sent to Parliament on 1 April 2004 (due for parliamentary discussion on 28 June 2004) that the temporary tariff freeze will be extended until year-end 2006.

TPG lodged an appeal to the administrative decision on 17 November 2003.

 Part of the motivation to file the appeal was the fact that the temporary tariff freeze was based on an isolated price measure at that time outside the context of an integral vision regarding the development of the postal market in the Netherlands. Parliament had also requested an integral vision on the postal market. The Minister of Economic Affairs has sent his vision on the postal market in the Netherlands to Parliament of 1 April 2004. He has outlined his overall vision on liberalisation of the Dutch postal market and among other things, this vision addresses issues like prices, universal service, accessibility and supervision of the postal market.

In view of the wider importance of the adoption of an integral and balanced vision for the postal market, as has been submitted to Parliament, TPG has announced its intention not to increase the price of a stamp for consumers from the present level of 39 euro cents for the years 2004, 2005 and 2006. TPG considers a minor amendment to prices for mandatory postal services to business customers, that are covered by the price control system, in 2006, but this will be kept below the rate of wage inflation for 2004 and 2005.

Notes to the editor:

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 162,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of €11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

30 June 2004

TPG Post and Rabobank introduce new way of receiving and paying bills

BILLS AND GIRO SLIPS DIGITALLY PROCESSED WITH INTERNET BANKING

Consumers who use Rabobank’s Internet banking service will be able to digitally receive, view and pay giros and bills as from 2005. TPG Post and Rabobank signed a letter of intent for a strategic partnership in this field. This initiative makes it for the first time possible that customers will be able to receive and pay a bill from participating businesses and organisations fully digitally.

By linking TPG Post’s digital letterbox to Rabobank’s Internet banking package, a simple payment process can be offered. The consumer will receive a digital giro slip through Rabobank’s Internet banking program setting out all payment details and the desired payment date. The consumer will simply be required to confirm the information.

The digital letterbox will provide Rabobank customer’s with greater payment convenience. A giro or bill can be paid with a single click of the mouse, making Internet banking simpler and faster. Consumers currently receive paper bills by mail with a giro slip attached and must manually re-enter the details printed on these slips in their Internet banking programs. From the digital giro slip, users will be able to easily link through to the itemised bill stored on the server of TPG Post. This provides consumers with a convenient way of settling bills on time while allowing them full control over the payment. For businesses and organisations the service will mean significant savings compared to the costs of sending out paper bills and giro slips. They will also benefit from a more efficient administrative process since fewer errors will be made than when billing information is manually transferred. This form of payment is particularly suited to regularly recurring giro slips and bills from telephone and energy companies and the tax authorities. A company can also use this means to send invoices for which the customer has agreed payment using direct debit.

“Almost 2 million Rabobank customers use Internet banking. In order to serve our customers the best we can, it is essential that we constantly capitalise on new applications that offer them extra service and convenience’, says Jac Verhaegen, member the Rabobank Board of Management. ‘TPG Post has proven to be a reliable partner for the distribution of digital mail too. By bundling our knowledge and experience with Internet banking with TPG, we will be able to offer businesses and consumers even more convenience’.

Harry Koorstra, member of the TPG Board of Management and responsible for the company’s postal activities: ‘This partnership between two market leaders is an important step in TPG Post’s strategy. We are the most efficient postal company in Europe and greatly value innovations that respond to the needs of companies and consumers, so I am pleased that Rabobank is going to offer the digital mailbox to its customers with our support’.

The joint concept will probably be offered to Rabobank customers mid 2005. Until then, the partners will focus on aligning their ICT applications and jointly work on attracting large companies who wish to present their mail digitally. TPG Post introduced its own digital letterbox in 2001 under the name Privver, allowing customers to select from which suppliers they wish to receive digital mail. Surveys among consumers have shown that they would like to receive digital mail from more suppliers and that they would like to see the integration of the digital letterbox and Internet banking. ‘At present, 135,000 consumers can receive digital mail via www.privver.nl from thirteen senders, including telecom operator KPN, insurance companies Univé and VGZ, and cable provider Casema’.

TPG Post’s own digital letterbox, Privver, will continue to operate alongside that of Rabobank. The electronic bill and giro solution will eventually be made available to other banks so that consumers can choose which site they wish to use for their digital mail.

With almost 2 million unique visitors per month, www.rabobank.nl is the largest Internet banking site in Europe. More than 2.5 million Rabobank customers currently use the Internet, telephone or mobile banking service.

Notes to the editor:

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 163,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of €11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

14 July 2004

TPG BUYS OUT TURKISH LOGISTICS JOINT VENTURE PARTNER KOC

The mail, express and logistics company TPG N.V., through its subsidiary TNT Logistics Turkey, has signed an agreement to acquire full ownership of TNT Lojistik ve Dagitim Hizmetleri A.Ş by buying the remaining 50% shares of the joint venture partner Koç Group. The joint venture is one of the leading logistics providers in Turkey and activities include warehousing, inbound logistics, container management and distribution.

TPG and Koç entered their partnership in July 2000 and due to a strategic re-orientation of its portfolio Koç decided to step out of the Logistics market. This buy-out is subject to the approval by the relevant competition authorities and is expected to close in September 2004.

TNT Logistics has already established a strong operation in Turkey and is committed to further expanding its business by taking advantage of the fast growing economy and great potential in the Turkish logistics market. As an example, TNT has already achieved a number 1 position in the Turkey automotive logistics sector.

TNT Logistics Turkey is also active in many other key industries, including tyres, FMCG and high tech. In 2003 the company had revenues of Euro 34 million. TNT Logistics Turkey has 765 employees. It operates from 9 warehouses with in total 88,000 m2 including a new, state of the art multi-user warehouse and distribution centre in Gebze. The head office is based in Istanbul and the company has 44 branches and 4 transfer centres throughout Turkey.

The Express division of TPG is also represented in Turkey and offers international and domestic Express, and specialist services.

Notes to the editor:

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 162,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of €11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

16 July 2004

TPG and Essent join forces in customer contact

Cendris Customer Contact and BSC are joining forces in order to strengthen their position in the market creating a company with expected 2004 revenue of € 60 million. In Amsterdam parent companies Royal TPG Post B.V. (Cendris) and Essent Retail Bedrijven B.V.(BSC) signed a joint-venture agreement. Cendris will acquire a 51% stake and Essent 49%, with joint control. The joint venture will have 3250 employees. Cendris and BSC will contribute their call centre business to the joint venture which will be operational after approval by the competition authorities.

Under the new joint venture, customer-contact expertise and capacity will be bundled in order to offer customers even more effectively the full and integrated portfolio of services, including customer service activities and telemarketing regarding sales and promotional activities.

Harry Koorstra, member of the TPG Board of Management and responsible for the company’s postal activities: “We are delighted about the joint venture between Cendris Customer Contact and BSC. Together, the companies will be the clear number-two player in the Dutch call centre market. This will create a strong foundation for growth in the Benelux countries and Germany, and will enable TPG Post to expand its electronic communication and service channels, which are positioned under the name Cendris and Privver”.

Bert Blommendaal, Managing Director of the Retail division at Essent, is also enthusiastic about the joint venture: ‘Working with a key player in the Customer Relationship Management (CRM) will help us to refine our services. That is essential, given the liberalisation of the energy market.’

Cendris Customer Contact is a part of Cendris. Cendris is part of Royal TPG Post B.V. In 2003, Cendris recorded a turnover of € 206 million, and had a staff of 4,400. Cendris offers a range of specialised services in data and document management to customers in the Benelux countries, the United Kingdom, Germany and Central Europe. Customer contact, one of the four business lines of Cendris, offers its services in the European market with over 690 seats (workplaces for call centre agents).

BSC is a leading provider of call-centre services in the Netherlands. Those services include inbound and outbound telephony services, consultancy and interim management. The services are provided by specialised operating companies in order to optimise quality standards. With a total of 900 seats in six locations, BSC works for a wide range of customers in many different sectors, throughout the Netherlands. BSC has almost 2,000 employees.

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 162,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of € 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

Essent provides energy, cable and environmental services via its own production and distribution networks. In 2003, Essent recorded a net income of € 7.1 billion and a net profit of € 389 million. The company employs 12,407 people.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

	By:	/s/ Tanno Massar
Name: Tanno Massar
Title: Director TPG Media Relations

Date: • July 26th 2004